October 22, 2019

Evan Ce Xu
Chief Financial Officer
Genetron Holdings Limited
1-2/F, Building 11, Zone 1
No.8 Life Science Parkway
Changping District, Beijing, 102206
People's Republic of China

       Re: Genetron Holdings Limited
           Amendment No. 1 to Draft Registration Statement on Form S-1 Submitted on October 11, 2019
           CIK No. 0001782594

Dear Mr. Ce Xu:

      We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Amendment No. 1 to Draft Registraion Statement

Principal and Selling Shareholders, page 162

1. We note your response to prior comment 5. Please identify the natural persons who exercise voting and/or dispositive control for each of the shareholders in footnotes 8 and
       11. For example, identify the partners who control Tianjin Genetron Jun'an and the persons who control Genetron United Holdings Limited.
 Evan Ce Xu
Genetron Holdings Limited
October 22, 2019
Page 2

       You may contact Ruairi Regan at 202-551-3269 at Brigitte Lippmann at 202-551-3713 if
you have any questions.



                                                        Sincerely,
FirstName LastNameEvan Ce Xu
                                                        Division of Corporation
Finance
Comapany NameGenetron Holdings Limited
                                                        Office of Real Estate &
Construction
October 22, 2019 Page 2
cc:       Li He, Esq.
FirstName LastName